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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the month of April, 2000




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No  X

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                           BID.COM INTERNATIONAL INC.

  On April 11, 2000, Bid.Com International Inc. ("Bid.Com") issued a press release announcing that it has formed a strategic marketing alliance with GE Capital to assist GE Capital with online asset disposition services using Bid.Com technology.

  As part of the alliance, GE Capital has also agreed to market Bid.Com's products and services to other divisions of GE and its partners, and has been issued warrants exercisable into 1 million common shares of Bid.Com. GE Capital will use Bid.Com technology to remarket assets to its global customer base using services provided by Bid.Com.

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: April 12, 2000                By: /s/ Paul Hart
                                        --------------------------
                                    Name:  Paul Hart
                                    Title: Chief Financial Officer

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